                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                 Schedule 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 9)


                            American Healthways, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    02649V 10
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)




                                Page 1 of 5 Pages

------------------------------                        --------------------------

    CUSIP NO. 02649V 10              13G/A                 Page 2 of 5 Pages

------------------------------                        --------------------------


--------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Thomas C. Cigarran
--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]

                                                                     (b) [ ]
--------------------------------------------------------------------------------

 3    SEC USE ONLY

--------------------------------------------------------------------------------

 4    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------

  NUMBER OF        5    SOLE VOTING POWER

   SHARES                   814,666
                  --------------------------------------------------------------
BENEFICIALLY
                   6    SHARED VOTING POWER
  OWNED BY
                            0
    EACH          --------------------------------------------------------------

 REPORTING         7    SOLE DISPOSITIVE POWER

   PERSON                   814,666
                  --------------------------------------------------------------
    WITH
                   8    SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             814,666
--------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        (a) [ ]

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             9.63%
--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON*

             IN

--------------------------------------------------------------------------------
                  *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------------                        --------------------------

    CUSIP NO. 02649V 10              13G/A                 Page 3 of 5 Pages

------------------------------                        --------------------------


Item 1(a).               Name of Issuer:                              American Healthways, Inc.
                         --------------                               ("AMHC")

Item 1(b).               Address of Issuer's                          3841 Green Hills Village Drive
                         --------------------                         Nashville, Tennessee 37215
                         Principal Executive Offices:
                         ----------------------------

Item 2(a).               Name of Person Filing:                       Thomas G. Cigarran
                         ---------------------

Item 2(b).               Address of Principal Business Office:        3841 Green Hills Village Drive
                         -------------------------------------        Nashville, Tennessee 37215

Item 2(c).               Organization/Citizenship:                    United States citizen
                         ------------------------
Item 2(d).               Title of Class Of Securities:                Common stock, $.001 par value
                         -----------------------------                ("Common Stock")

Item 2(e).               CUSIP Number:                                02649V 10
                         ------------

Item 3.                  Inapplicable.
                         ------------

Item 4.                  Ownership.
                         ---------



                        TOTAL SHARES
                           OF AMHC
                           COMMON                                              SOLE           SHARED
                           STOCK         PERCENT       SOLE      SHARED        POWER           POWER
                        BENEFICIALLY       OF         VOTING     VOTING          TO              TO
     PERSON                OWNED        CLASS(1)       POWER      POWER       DISPOSE         DISPOSE
     ------                -----        --------       -----      -----       -------         -------
Thomas G. Cigarran       814,666(2)       9.63%       814,666      --         814,666           --



--------------------

   (1) Based on 8,299,139 shares of Common Stock outstanding as of November 30, 2000, plus 157,500 shares of Common Stock subject to options held by the reporting person, which are exercisable within 60 days of November 30, 2000.

   (2) Includes 157,500 shares which the reporting person had the right to acquire within 60 days of November 30, 2000 upon exercise of options.

------------------------------                        --------------------------

    CUSIP NO. 02649V 10              13G/A                 Page 4 of 5 Pages

------------------------------                        --------------------------



Item 5.      Ownership of Five Percent or Less of a Class.
             --------------------------------------------

                   Inapplicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
             ---------------------------------------------------------------

                   Inapplicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired
             -------------------------------------------------------------------
             the Security Being Reported on by the Parent Holding Company.
             -------------------------------------------------------------------

                   Inapplicable.

Item 8.      Identification and Classification of Members of the Group.
             ---------------------------------------------------------

                   Inapplicable.

Item 9.      Notice of Dissolution of Group.
             ------------------------------

                   Inapplicable.

Item 10.     Certification.
             -------------

                   Inapplicable.

------------------------------                        --------------------------

    CUSIP NO. 02649V 10              13G/A                 Page 5 of 5 Pages

------------------------------                        --------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  January 29, 2001
                                  ----------------------------------------------
                                  Date

                                  /s/ Thomas G. Cigarran
                                  ----------------------------------------------
                                  (Signature)



                                  Thomas G. Cigarran, President and Chief
                                  ----------------------------------------------
                                  Executive Officer, American Healthways, Inc.
                                  ----------------------------------------------
                                  (Name/Title)